SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of
the Securities Exchange Act of 1934

October 20, 2006

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: October 20, 2006	By:	/s/ Nancy C. Gardner

REUTERS GROUP PLC – THIRD QUARTER REVENUE STATEMENT
for the three months to 30 September 2006

18 October 2006

REUTERS Q3 2006 REVENUE STATEMENT

Financial highlights

•	Q3 total revenue of £631 million (Q3 2005: £611 million), up 3.3%

•	Constant currency revenue growth of 4.6%

•	Revenue growth of 5.3% on an underlying basis (which excludes the effects of currency, acquisitions and disposals)

o	4.0 percentage points of underlying growth from core business

o	1.3 percentage points of underlying growth from Core Plus initiatives

Business highlights

•	Strongest net sales quarter so far this year

•	All four elements of Core Plus are now generating revenue

o	New electronic trading systems are contributing transaction fees and stimulating sales of desktop software: 20% underlying growth across transactions revenues in Q3

o	New software tools in Reuters Knowledge are helping customers to make better use of high value content: 2,000 positions of Reuters Knowledge added in Q3

o	Growth in algorithmic trading is stimulating demand for high speed datafeeds

o	Advertising revenues are continuing to build in online consumer media

•	FXMarketSpace gaining broad market acceptance, with over 40 key market participants now signed up for the Early Adopter Program

•	£654 million returned to shareholders via £1 billion share buy-back

•	Reuters to sell its 50% stake in Factiva to Dow Jones for $160 million (see separate press release)

•	Nandan Nilekani, CEO and co-founder of Infosys, to join the Reuters Board as a Non-Executive Director (see separate press release)

Outlook

In July, Reuters gave full year 2006 revenue guidance of 5%-6% on a constant currency basis. Continuing revenue momentum in the third quarter means that Reuters now expects full year 2006 revenue to be at the top end of this range.

Tom Glocer, Reuters Chief Executive, said: “I am pleased with our progress in the third quarter, which was our strongest quarter of net sales so far this year. Our underlying revenue growth of 5.3% demonstrates that Reuters core business is responding well to generally favorable market conditions, and we are seeing good growth from our Core Plus initiatives.”

Notes to Analysts
* Underlying percentage change excludes acquisitions and disposals since 1 January 2005 and is stated at constant exchange rates. Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Contacts

Investors
Miriam McKay	Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Karen Almeida	Tel: +44 (0) 20 7542 8617
karen.almeida@reuters.com

Press
Ed Williams	Tel: +44 (0) 20 7542 6005
ed.williams@reuters.com

Steve Clarke	Tel : +44 (0) 20 7542 6865
steve.clarke@reuters.com

Notes

Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day.  Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world.  Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 16,800 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters will hold a conference call today at 09:30 BST. To participate, please register online at http://registration.intercall.com/go/reutersir. An email confirmation containing dial-in details will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 10 for a description of risk factors.

REVENUE REVIEW

Reuters revenue for the three months to 30 September 2006 was £631 million, an increase of 3.3% over the same period in 2005.

Currency, and in particular the weaker US dollar, reduced third quarter revenue growth by 1.3 percentage points, giving constant currency growth of 4.6%.

Acquisitions (principally Telerate) caused a further 0.7% reduction. As expected in the Telerate integration plan, revenues were lower in the third quarter compared to 2005 as Telerate positions used as back-up to Reuters services were removed.

On an underlying basis, revenue increased by 5.3% in the third quarter. This includes £8 million of revenue from Core Plus, with all four elements – electronic transactions, high value content, enterprise solutions and new markets – now contributing to revenue growth.

Revenue in Reuters core business grew 4% on an underlying basis, driven by the 2006 price increase, volume growth and recoveries (exchange fees and specialist data). The key drivers of volume growth are new sales and migrations to Reuters premium 3000 Xtra product, Reuters Knowledge – principally on the buy-side, enterprise datafeeds and Trade and Risk Management software.

Revenue continued to grow in all regions in the third quarter, led by Asia and the Americas. Revenue in Asia grew 8%* on an underlying basis, with growth rates accelerating in both Japan and China. Underlying revenue growth of 7% in the Americas was driven by the strong performance of Reuters largest accounts. Revenue in Europe, Middle East and Africa rose 4% overall on an underlying basis, led by growth of 7% in the UK and Ireland.

Year to date revenue growth at constant currency stands at 7.4%.

Looking forward to the fourth quarter, subscription and transactions revenues are expected to continue to drive revenue growth. However, outright revenue from software sales is unlikely to be as strong as in the fourth quarter of 2005 because new business has been more evenly phased this year. The revenue reduction from acquisitions is expected to become more pronounced in Q4, as the migration of Telerate positions enters its final phase.  Negative currency effects from a weaker US dollar are also expected to have a greater impact.

BUSINESS DIVISIONS REVIEW

Sales & Trading

Revenue from Sales & Trading was £418 million, an increase of 1% (4% on an underlying basis) compared to the third quarter of 2005. The difference between actual and underlying growth was driven by the acquisition of Telerate in June 2005, and by currency effects. The key drivers of revenue performance were

•	A 7% rise in Reuters 3000 Xtra revenue within Sales & Trading to £142 million. This arose from sales of new desktop accesses, customer migration from legacy 2000/3000 series and Telerate products, and the 3000 Xtra price increase implemented at the start of this year.

•	Increasing revenue momentum from Reuters trading and post-trade products, as growth in electronic trading continued to gather pace. Usage revenue grew by 20% in the quarter, with strong FX market activity driving revenue increases in Reuters Dealing Matching and 71% growth in Reuters Electronic Trading, a hosted dealing system used by banks to trade electronically with their customers. Reuters Conversational Dealing revenue grew 2%, with growth in user numbers in Asia, Africa and Eastern Europe more than offsetting minor consolidation in more mature markets.

* Note: Unless otherwise stated, all percentage changes shown in the revenue commentary are calculated on an underlying basis (stated on a constant currency basis and excluding acquisitions and disposals). Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

The key contributors to Core Plus revenue within Sales & Trading were Prime Brokerage, which gives hedge funds electronic access to the interbank FX market, and Reuters Trading for FX, which is also now handling significant trade volumes. Reuters Trade Notification System delivered its first revenues during the quarter. This service is showing rapid growth in user numbers and message traffic as customers see scope to realise trade processing efficiencies by implementing it alongside Reuters suite of FX trading products.

Research & Asset Management

Revenue from Research & Asset Management was £74 million, an increase of 15% (14% on an underlying basis) compared to the third quarter of 2005.

Reuters Research & Asset Management business serves two distinct user communities – Investment Banking and Investment Management (IB & IM) and Wealth Management.

IB & IM revenue grew 22% to £42 million, driven by the continued success of the Reuters Knowledge family of products. The Reuters Knowledge installed base (standalone and embedded in other Reuters products) now totals 17,000, an increase of 2,000 positions since the end of the previous quarter. Revenue from high-value fundamentals and estimates content integrated with customers’ own applications also increased.

Wealth Management revenue grew 5% to £32 million as the loss of revenue from the planned withdrawal from legacy low tier business was more than offset by revenue growth of 16% from Lipper. During the third quarter, Lipper extended its hedge fund coverage, adding 500 European and Asian hedge funds to bring the total number of funds covered to over 7,000.

The key contribution to Core Plus revenue in Research & Asset Management came from high value content enhancements and tools in the Reuters Knowledge family, including business graphics and data visualisation.

Enterprise

Enterprise revenue rose 6% (8% on an underlying basis) to £98 million.

Revenue from Enterprise Information, which includes Reuters real time and reference datafeeds businesses, grew 11% to £55 million. Reuters Datascope real time and reference datafeeds were the key drivers of revenue growth, as demand continued for machine-readable data to serve customer applications and to meet compliance requirements.

Revenue from Trade and Risk Management climbed 26% to £21 million, driven by outright sales of software in Asia and EMEA, including to the DBS Group, the largest bank in South East Asia.

Revenue from Information Management,which includes the Reuters Market Data Systems, declined 10% to £22 million, mainly due to lower maintenance revenues as Reuters continued its planned exit from the hardware business.

The most significant contribution to Core Plus revenue from Enterprise came from Reuters Datafeed Direct and Reuters Datascope Tick History, which are seeing demand from large sell-side firms and hedge funds.

Media

Media revenue was £41 million, an increase of 3% on an actual and underlying basis, with growth being driven by a strong performance from Consumer Media.

Agency revenue declined 1%, driven by weaker TV usage revenues in the quarter relative to a strong performance in Q3 2005. TV revenue growth trends remained solid, supported by new products such as the Middle East and Central European TV services. Revenue from pictures also increased, reflecting last year’s investment in product enhancements to the Reuters Pictures Archive. Text revenue grew 1%, reflecting price increases and new business. On an actual basis, agency revenue was flat, with the TV revenue decline being offset by revenue from Action Images, the photographic agency acquired by Reuters in September 2005.

The key contributor to Core Plus revenue from Media was Consumer revenue, which grew 26% in the quarter. Consumer Media’s online syndication business showed strong growth, with major clients increasing their spending.

1) REUTERS REVENUE FROM CONTINUING OPERATIONS BY DIVISION BY TYPE – THREE MONTHS TO 30 SEPTEMBER 2006 (UNAUDITED)

	Three months to 30 September		% Change
	2006	2005	Actual	Underlying
	£m	£m

Recurring	395	395	–	3%
Usage	22	20	16%	20%
Outright	1	1	51%	59%

Sales & Trading	418	416	1%	4%

Recurring	74	64	15%	14%
Usage	–	–	–	–
Outright	–	–	–	–

Research & Asset Management	74	64	15%	14%

Recurring	84	82	3%	5%
Outright	14	10	36%	34%

Enterprise	98	92	6%	8%

Recurring	33	32	2%	4%
Usage	8	7	5%	(4%	)

Media	41	39	3%	3%

Recurring	586	573	2%	4%
Usage	30	27	13%	13%
Outright	15	11	32%	31%

Total Reuters revenue*	631	611	3%	5%

* In Q1 Reuters re-aligned external revenue reporting to reflect certain changes in the way revenue is managed internally. The impact of this realignment has been reflected in the 2005 comparatives.

2) REUTERS REVENUE FROM CONTINUING OPERATIONS BY DIVISION BY TYPE – NINE MONTHS TO 30 SEPTEMBER 2006 (UNAUDITED)

	Nine months to 30 September		% Change
	2006	2005	Actual		Underlying
	£m	£m

Recurring	1,200	1,128	6%		2%
Usage	66	55	22%		19%
Outright	3	3	7%		9%

Sales & Trading	1,269	1,186	7%		3%

Recurring	216	184	16%		11%
Usage	2	1	26%		24%
Outright	–	1	(60%	)	(60%	)

Research & Asset Management	218	186	16%		10%

Recurring	256	240	7%		6%
Outright	37	25	44%		43%

Enterprise	293	265	11%		9%

Recurring	101	95	7%		6%
Usage	27	18	43%		28%

Media	128	113	13%		10%

Recurring	1,773	1,647	8%		4%
Usage	95	74	27%		21%
Outright	40	29	37%		36%

Total Reuters revenue*	1,908	1,750	9%		5%

* In Q1 Reuters re-aligned external revenue reporting to reflect certain changes in the way revenue is managed internally. The impact of this realignment has been reflected in the 2005 comparatives.

3) REUTERS REVENUE FROM CONTINUING OPERATIONS BY DIVISION BY PRODUCT FAMILY – THREE MONTHS TO 30 SEPTEMBER 2006 (UNAUDITED)

	Three months to 30 September		% Change
	2006	2005	Actual		Underlying
	£m	£m

Reuters Xtra	238	222	8%		7%
Reuters Trader	89	106	(16%	)	(10%	)
Recoveries	91	88	4%		9%

Sales & Trading	418	416	1%		4%

Reuters Xtra	22	17	26%		27%
Reuters Trader	2	2	13%		18%
Reuters Knowledge	18	14	29%		16%
Reuters Wealth Manager	32	31	2%		5%

Research & Asset Management	74	64	15%		14%

Enterprise	98	92	6%		8%

Media	41	39	3%		3%

Total Reuters revenue	631	611	3%		5%

Each Division sells specific products. Each product falls into one Division except for 3000 Xtra and 2000/3000 products. Revenue at asset management clients is attributed to the Research & Asset Management Division by reference to activities at particular sites. All other revenue for these products is Sales & Trading revenue.

4) REUTERS REVENUE FROM CONTINUING OPERATIONS BY GEOGRAPHY – THREE MONTHS TO 30 SEPTEMBER 2006 (UNAUDITED)

	Three months to 30 September		% Change
	2006	2005	Actual	Underlying
	£m	£m

UK and Ireland	103	96	9%	7%
EMEA West	93	91	2%	–
EMEA East	148	145	3%	3%

Europe, Middle East & Africa	344	332	4%	4%
Americas	173	165	3%	7%
Asia	114	114	–	8%

Total Reuters revenue	631	611	3%	5%

5) REUTERS QUARTERLY PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
	Three months ended			% Change
				Versus		Versus
	September	June	September	June		September
	2006	2006	2005	2006		2005

Period end accesses (000s)
3000 Xtra	108	105	97	3%		9%
Dealing	18	18	18	–		1%
Other Xtra	2	2	2	1%		(4%	)

Reuters Xtra	128	125	117	2%		8%

Legacy *	64	68	81	(3%	)	(15%	)
Trader **	44	43	42	1%		1%

Reuters Trader	108	111	123	(1%	)	(8%	)

Reuters Knowledge	13	12	10	4%		28%

Reuters Wealth Manager	96	100	103	(3%	)	(7%	)

Total period end accesses	345	348	353	–		(1%	)

Access driven revenue (£m)***
Reuters Xtra	224	224	206	2%		7%
Reuters Trader	80	83	96	(3%	)	(10%	)
Reuters Knowledge	6	6	4	1%		39%
Reuters Wealth Manager	12	13	12	1%		(1%	)

Total access driven revenue	322	326	318	–		3%
Other recurring revenue	264	269	255	–		6%

Recurring revenue	586	595	573	–		4%

Average revenue per access (£)***
Reuters Xtra	590	604	590	–		(1%	)
Reuters Trader	243	247	257	(2%	)	(1%	)
Reuters Knowledge	156	162	149	(2%	)	7%
Reuters Wealth Manager	42	43	41	2%		5%

Total average revenue per access	310	313	300	–		4%

* Legacy Trader products – 2000/3000 series; Telerate; domestic products

** Trader products – BridgeStation mid tier; TraderWeb; Reuters Trader for Commodities; Reuters Trader for Markets; other Trader domestics.

*** In Q3 there has been a minor realignment of Access driven revenue and Average revenue per access for prior periods, to reflect movement of a small amount of Reuters Dealing datafeed revenue from access driven to non-access driven revenue.

Reductions in revenue and average revenue per access between June and September 2006 were driven by currency effects.

6) FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters ability to realise the anticipated benefits of the transformation initiatives undertaken through its “Fast Forward” transformation programme and its Core Plus growth strategy

•	unfavourable conditions in financial markets

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products

•	the dependency of Reuters on third parties for the provision of certain network and other services

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic

•	any significant declines in the valuation of companies in which Reuters has invested

•	the impact of significant competition or structural changes in the financial information and trading communities

•	changes in the regulatory or competitive environment

•	adverse governmental action in countries where Reuters conducts activities

•	the ability of Reuters to realise the benefit of existing or future acquisitions, disposals or joint ventures

•	any issues identified with controls over financial reporting, including as a result of the project to achieve compliance with Sarbanes Oxley Act, section 404

•	the increasingly litigious environment in which Reuters operates, especially in the area of patent and other intellectual property claims.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2005. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP and on Reuters website at www.about.reuters.com/data/companyreports. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

REUTERS

Q3 RESULTS CONFERENCE CALL

Wednesday, 18 October 2006

          Miriam McKay: Good morning and welcome to Reuters third quarter revenue call. I am Miriam McKay, Head of Investor Relations here at Reuters.

     It is my pleasure to introduce David Grigson, our CFO, who will take you through the numbers, and Tom Glocer, CEO, who will talk more broadly about developments in our business this quarter.

     Before we start, I would like to remind you that our comments today may include forward-looking statements and that the risk factors section of our Annual Report describes certain important factors which could cause actual results to differ materially from those in our forward-looking statement today. You can get copies of our Annual Report from our website or from our Corporate Relations offices here in London or in New York.

     With that, David, over to you.

          David Grigson: Good morning, everyone. I will briefly run through our third quarter numbers, without repeating everything from the trading statement, and then talk a little about our expectations for the fourth quarter, so as to provide some greater understanding on why we have been more precise with our full year revenue guidance. Needless to say, if there are any aspects of our revenue performance that you would like to cover I more detail, we will be happy to pick those up under Q&A.

     Our main message this morning is that we are pleased to have delivered another good quarter. While revenue in Q3 was very much as we anticipated, it was our sales performance, which was better than we expected in what is traditionally a quieter sales quarter, which has given us the confidence to narrow our guidance to the top end of the 5-6% range that we set in July.

     In the third quarter, our business grew 5.3% on an underlying basis, excluding the effects of currency and acquisitions. This 5.3% includes some 130 basis points, which represents about £8 million, from initiatives under the Core Plus banner. All four of the main elements of Core Plus are now contributing to this: electronic trading; high value content; enterprise solutions and new markets. This puts us well on track for our percentage point of growth from Core Plus in 2006 and the momentum is building at just about the right pace for us to start to feel confident about the prospects for Core Plus in 2007 and beyond.

     The remainder of the 5.3% growth came from a combination of price, volume and recoveries. The 2006 price increase continued to contribute around 2%, recoveries around about 0.5%, and volume growth remained at 1.5%. Recoveries, you will remember, are revenues that we collect on behalf of exchanges and specialist data vendors, which have roughly equivalent associated costs. Their continued contribution to growth is encouraging. It is a sign that our products are increasingly centre-of-desk and the chosen carrier for premium services.

     Volume growth also remains healthy, with new recurring subscriptions for products like Reuters 3000 Xtra and Reuters Knowledge outweighing losses incurred during product migrations and from businesses we have chosen to exit. Usage revenues also continued to grow, driven by strong performances from our suite of FX transactions products.

     Two things worked to bring our reported revenue growth down in the 3rd quarter and both of these are likely to be more pronounced in Q4. The first is the impact of last year’s acquisition of Telerate. As we move ahead with the planned migration of Telerate’s customers onto Reuters products, we have seen some small revenue loss from those customers whose Telerate positions were originally installed as a Reuters back up. This revenue loss caused a 70 basis point reduction in our revenue growth in the third quarter.

     Having been a positive contributor in the first half, exchange rate movements caused a 130 basis point reduction to our Q3 revenue growth. This is mainly down to the US dollar, which weakened by around 4% year on year, but also to the yen, which weakened 9%. As a consequence of these two effects, our underlying growth of 5.3% in Q3 is reduced to 3.3% on a reported basis.

     Looking beyond this financial year, we expect the momentum that has been evident in our year-to-date sales performance to continue to improve our revenue trends. This is fuelled in part by new products and services coming out of our Core Plus initiatives.

     However, there are three things that will specifically impact Q4 revenue performance this year. In terms of our underlying numbers, we will see the flipside of the positive contribution that the phasing of our outright revenues has had so far this year. For the year as a whole, we expect to show outright revenue growth, with particularly strong sales in Trade and Risk Management, but in Q4 we do not expect to match the very strong final quarter of outright revenues we saw in 2005.

     Our constant currency revenue growth will be impacted both by outright phasing and by Telerate migration and, between them, these two will cause a 2 percentage point drag in Q4 compared to Q3. When you add in currency effects, the total drag on our reported revenues compared to Q3 will be around four percentage points. I think you will see that this analysis is consistent with our full year guidance of revenue growth on a constant currency basis at the top end of the 5% to 6% range.

     With that, I will hand over to Tom.

          Tom Glocer: Thank you, David. That was very helpful.

     Let me start by reinforcing David’s view that it is good to have delivered another strong quarter. I am really pleased at the way the business is performing as we have hit our stride.

     At our first half results in July, I talked about why I had great confidence in Reuters prospects for 2007, 2008 and beyond. The progress we have made this quarter in strategically important areas like electronic trading and machine readable data – mainly datafeeds – has reinforced my confidence. We are now seeing the plans that I laid out last year really beginning to kick in.

     Rather than re-visit the high-level update I gave you at the half-year, I will confine myself to a few remarks on recent developments. Let me start with market conditions.

     When we spoke in July, I said that our customers were sounding rather cautious about their outlook for 2007 and they were planning to take a more detailed look after the summer. I also reiterated my view that Germany and Italy were over-banked and ripe for consolidation. Over the summer, we saw some more consolidation in Italy, with the announcement of the San Paolo IMI and Banca Intesa merger, coming after the Unicredito-HVB merger earlier in the year.

     However, looking more broadly across our markets, conditions remain pretty favourable. I am just back from Asia, where I was particularly pleased with the way our business is developing in Japan. I often talk about our China and India initiatives, and these markets continue to contributed strongly for us in Q3 but with Japan accounting for a third of our Asian revenues, it is critical to the performance of the regional as a whole. The good news is that Japan has now come out of its 10-year recession, the banks have repaid the government for the bail-out loans, and that is freeing them up and they are investing again. Our product line is in good shape and we are seeing encouraging new sales of the Kanji version of Reuters Knowledge, with 500 positions, for example, at Daiwa Securities in the quarter. We are therefore well-placed to take our share of the market as it continues its upturn.

     As you can tell, Asia is becoming an increasingly important part of our business, not least because of our growing population of talented new employees in Bangkok, Beijing and Bangalore. I am therefore especially pleased to be able to announce today that Nandan Nilekani, the CEO of Infosys, has agreed to join the Reuters Board as a non-executive director. I am sure that Nandan is well known to many of you as the CEO and co-founder of Infosys, the world’s leading provider of IT consulting and services. Infosys has a market capitalisation of more than $20 billion and employs over 66,000 people, many of them in Bangalore alongside the Reuters facility. He is a really great catch for Reuters and his appointment underscores our commitment to Asia.

     Now back to our sales performance. Across all regions, I am pleased to say that there was no sign of the usual summer slowdown in our sales figures. July, August and September were very good, our best sales quarter for the year, and we are seeing increasingly strong contributions from the areas we are targeting with our Core Plus strategy. In enterprise solutions, demand for machine-readable data continues to grow as algorithmic trading becomes an increasingly important profit stream for our customers. We now have some 30 low latency datafeed direct feeds available to meet this demand, with another 10 due out by the end of this year. We are also seeing encouraging growth for our electronic trading initiatives both in transaction fees, as David mentioned, and in new subscriptions, with over 200 positions of 3000 Xtra installed this year with customers who want access to our new electronic trading venues in FX and fixed income.

     We have also seen our first revenues come through this quarter from the Reuters Trade Notification Service, which helps customers process trades more efficiently through their back offices. So I am confident that what we are offering our customers under Core Plus is proving relevant and attractive.

     I would also like to update you briefly on FX MarketSpace, our joint venture with the CME, to create the world’s first centrally cleared FX market. Earlier this month, the venture announced a second group of participants in the early access programme, institutions which have committed their resources to participate in market testing this year and launch in early 2007. There are more than 40 of them now signed up, including Deutsche Bank in the second tranche, and there is still a long way to go here before we are ready to declare FX MarketSpace an unqualified success, but achievement of these early milestones is reinforcing its potential to transform the institutional FX business. Yesterday’s announcement of the CME and CBOT merger only strengthens our view that we picked the right partner in the Chicago Mercantile Exchange.

     Finally, let me make a few comments on the sale of Factiva which we announced this morning. Dow Jones is paying Reuters $160 million for our half share of Factiva, including $7 million in preferred stock. The Factiva joint venture was a classic win-win, which transformed two sub-scale news archive businesses into a profitable global business. So why, you might ask, are we exiting? The simple answer is that the price is right and the timing is right. The price works out to over 13 times current year EBITDA, and more than a four times return on the $40 million we originally put into this business, so we are quite happy with that, and the timing is right, given my own view that the competitive landscape for Factiva is changing.

     Content previously only available on a subscription basis is becoming available on the free web, such as the new Google news archive service. My belief is that Factiva will be able to react more nimbly and creatively to these new challenges under the ownership of a single parent. Therefore, we look forward to continuing our relationship with them, but as a supplier and user rather than as a parent. A variety of content and related commercial agreements will remain in place to provide Reuters with ongoing revenues at similar to current levels, and the transaction is due to close early next year.

     To conclude, this has been another strong quarter. Our core business is responding well to market conditions, and we are making good progress on Core Plus. We feel good about our prospects for the rest of this year and for 2007.

     With that, I shall turn it over to Miriam for your questions. [Instructions about asking questions]

Question & Answer Session

          Polo Tang (UBS): I have a couple of questions. My first is the usual question on conservative guidance for the full year. Sorry to bang on about this, and I know that you have explained the dynamics in terms of Q4: you are saying, Telerate migration and the pull forward in outright sales give a 2% drag factor for Q4. However, doing the maths to get to 6% for the full year, you need less than 3% for Q4. Is this what we have seen in the past couple of years, which is you being very cautious in terms of the Q4 particularly, and perhaps there is a little upside risk as far as the full year revenue numbers?

     My second question is on the existing business. It seems as if there is increasing competition in a number of your historically dominant areas. For example, you have IBM re-entering the market to launch a competing product to RMDS, and you have the Bloomberg B-Pipe which is continuing to lurk in the background. Do you see any of these having an impact on your business?

          Tom Glocer: I shall let our conservative Finance Director address our accurate guidance, but let me hit the competitive issue first. In general, I take it as a good sign that the market as a whole, our customers in particular, and our competitors, which seldom over the last five years would admit that they were looking to Reuters to show the way as to the parts of the market that were attractive, have caught on to what we have been saying for a while. The whole enterprise datafeed plumbing world is increasingly important in the world of electronic trading. So it is nice to be right, but now we have some competition.

     On the IBM side, the IBM WebSphere has a very strong presence in the middle and back office today, and we are working with them to see how we can help at the transport level to bring in IBM technology to the front office as well. In the end, it is less an issue, you will not see RMDS suddenly displaced by IBM WebSphere, and that is not really their game plan either. I believe you will see more collaboration, and we could very well see IBM being more of a channel partner for Reuters, which I would love to see.

     On Bloomberg B-Pipe, it is a long time in the making, we are still waiting to see what the commercial policy will really be, what the data model really is and what the content is. So far, our data business has held up quite nicely in the quarter, it was up around 11% for all the enterprise information products. We are watching the space but, as with FX a couple of years ago when people worried that Bloomberg would come into FX and Reuters last bastion would fall, we have defended that well – we really have strengths there. I view the whole enterprise side as pretty much the same story. Now over to David to answer question one.

          David Grigson: Polo, that is absolutely right. We are being incredibly cautious. I have explained a couple of things. The one other thing that we all know is true about Q4 is the small degree – and we are talking usually somewhere between a £5 million, £6 million or £7 million swing – around the billing adjustments that come through. We saw a little of that at the half year and we usually see more of it at the full year. I have made an assumption here that on everything I can see and everything I can count on, the guidance looks very sound. There is always the prospect that we just might have a little bit of a kicker on some of this stuff but, at the end of the day, we are talking about small numbers, single millions of pounds and frankly, therefore, it is not really in the underlying trends and it is not really something that we can use to give next year’s numbers a better kick-start.

     The good news for me is that, even in our guidance, one of the key things that we look at is the kind of volume contribution to our recurring revenue growth and, even within our guidance, that will grow in the fourth quarter. That is entirely consistent with the sales performance. The underlying performance is what we really tend to focus on and the best indicator we have of that is our sales performance, which continues to get better, quarter by quarter.

          Paul Gooden (ABN AMRO): I have just two questions, please. First, could you give a little more context on the strong net sales growth in Q3, to which you have just referred? Which type of clients are those sales to? What kind of geographies? Is it market strength, or do you think you are taking share?

     Could you give us a sense of what a regular Q3 looks like? For example, did sales in Q3 double or triple what they were last Q3? Could you give us a sense of context there?

     My second question is on Core Plus. David, you sounded a little tentative earlier, saying that there is just about enough momentum so that you can have some confidence in 07’s targets for Core Plus. Is there any more colour that you can add there? For example, is it the existing projects continuing to grow that will give us the uplift there? Or are there some specific new initiatives that you can tell us about?

          Tom Glocer: Paul, I will try to give you some colour and then perhaps David can try to frame that with some year-to-year sense of magnitude.

     In terms of our net sales, a typical third quarter for us would include a fairly significant slowdown in July and August, although not everywhere in the world. Those tend to be the months where, in these large deals, you tend to need a fair number of decision-makers, and somebody always seems to be away to conclude the sale. The good news is that July and August continued strong and September was the strongest month of the quarter, so that it ended on a strong note. Month-ends tend to be important for Reuters, given the way our datafeed revenues work.

     In terms of geographic distribution, our Focus Group Accounts, like ABN, our 25 or so largest accounts around the world, were very strong. We continued to have a couple of enterprise deals in the works, but they were really boosted by the strength across the Focus accounts. The UK was strong, and the US is beginning to turn around. Asia continues to be good. The Gulf was hot.

     To the extent that there was an area that dragged, it really was continental Europe. That is a twin result of, first, just slower overall growth in those markets and, second, the overhang of a certain amount of consolidation, which is slowing people from investing ahead of what may be mergers to come. That is a qualitative look at net sales, but David may be able to offer some numbers.

     On Core Plus, David and I are both very confident. He is showing no signs of conservatism either in this room or, more importantly, when we meet in private to go over it. It looks like a good programme, well on track.

          David Grigson: I would remind you, Paul, that it is still pretty early days in Core Plus. With £8 million of revenue in the quarter, we have to achieve £150 million in 2008 to hit our target, and that is that the 3% growth, so we still have a long way to go. We therefore remain diligent about monitoring these things and not all of our projects are yet revenue-producing. About two-thirds, or a few more are – I believe 10 or 11 of them are revenue producing in this quarter, which is good news, so things are slowly coming around. However, we clearly have a long way to go to achieve the growth levels that we are looking for from these things.

     All we can point to is that things are on track in aggregate, with some doing better and some doing not quite as well. Long may that continue.

          Paul Sullivan (Merrill Lynch): I just have a couple of questions. With the market conditions remaining pretty good, and given that you are going into budget negotiations for next year, what are your thoughts on pricing for 2007? Do you think you will become a little more aggressive on pricing for next year? Especially with some of those enterprise contracts, I presume that with some you are starting to look to re-negotiate, or will be coming off perhaps next year?

          Tom Glocer: I think the Merrill contract, now that you mention it, Paul, is coming up next year, and that will be one of the early ones. If this is an invitation to open the Merrill negotiations, I accept.

          Paul Sullivan: After yesterday’s results –

          Tom Glocer: In the quarter, all kidding aside, our business with Merrill did very well. It was one of the strongest of the Focus Accounts in terms of third quarter sales, so I thank you for that.

     In terms of pricing, we have a little more pricing power which continues to build as we fix the business and improve the products, and add more value like the Telerate content and EcoWin. The issue is that I continue to believe that what we should do on pricing is to seek to achieve 2% or a little more, move it up towards covering inflation, but not try to use pricing as the place to get growth. We are doing that by investing in the areas that we think are hotter – new markets, transactions, the whole Enterprise story. If you look at the growth numbers coming through in the strategic areas – Xtra, Reuters Knowledge, the datafeeds, transactions – that is where I look to achieve the growth. On the other areas, we are looking to cover inflation in the cost base. Long-term, we will be better off not just relying on price. My view is that we will do at least what we did last year, but we will not try to gun it on price.

          David Grigson: Paul, you said you had two questions.

          Paul Sullivan: Given that you have pretty good visibility now for the rest of the year, what are your thoughts on margin for the second half? Is there any pressure coming through from the recent movement in the yen or the euro that will impact profit more than it would revenue?

          David Grigson: It is a revenue statement, so we will stay off too much of the detail, other than to say that exchange rates obviously have some element of impact on our profitability. We all know how dependent we are on euro profits for our overall sterling reported profits.

     The other point that is worth mentioning at this point, because I am not sure that it is particularly well-flagged, is that there was a time a few years ago when, from a profit perspective at least, but definitely not from a revenue perspective, movements in the dollar had fairly minimal effects because we were carrying a lot of dollar restructuring costs, and we had a lot of dollar costs. With the restructuring gone away and with those dollar costs down, and with more enterprise deals being priced in US dollars, our profits are now also significantly more dependent on a dollar contribution to those profits.

     We therefore need to look in both directions, East and West, in terms of the way that exchange rates are moving. The dollar weakening, as it has through the course of this year, puts a little pressure on our revenues, as we are now seeing, at least in this quarter, where we are seeing a 1.3% drag, and I am suggesting that it could be as much as 3% to 3.5% in the fourth quarter, we will see that flow through to our P&L.

     An approximate rule of thumb which may be helpful is that, for every five cents movement in the dollar rate, we think that has an impact of about £10 million on our operating profits, all other things being equal. Of course, when those sorts of things start to move, then we take corrective action wherever we can, but, all other things being equal, it has that sort of impact.

          Paul Sullivan: Just adding on from that, are you seeing any signs of underlying cost inflation creeping up, as underlying revenues accelerate and continue to accelerate?

          David Grigson: Once again, I will keep the answer very brief because it is a revenue call. No.

          Paul Sullivan: That was very brief. Thank you.

          Rogan Angelini-Hurll (Citigroup): I also have a couple of questions. First, could you give us a little more colour on the kind of movement in accesses in the quarter? Could you tell us a little more about how much of the legacy losses were Telerate, and how much is left which may be coming out in the fourth quarter.

     My second question, conscious of your answer just now about it being a revenue statement, is actually on the level of debt. You have been buying back shares at a rapid rate and presumably you will get the cash from Dow Jones before the end of the year. What levels of debt would you think you might be seeing at the end of the year, and what are you comfortable with? Or am I pre-empting capital structure questions?

          David Grigson: You are, a little. Frankly, we would prefer to have the capital structure debate about where we go next after the buy-out is finished, which will be early to mid-2007.

     Just on the debt question, we have been pushing ahead with the buyback. I do not think the Factiva proceeds will make any difference – at least not this year – because we do not expect them until the back-end of the year. We will just progress and get the buyback done, the £1 billion return, and then come back to the question of the capital structure and where we go next.

     As an approximation, at this point, a reasonable number for you to be using when you are modelling around the year-end cash position and the year-end debt position, and the financing cost consequences – would be a net debt number for the end of this year of roughly £0.5 billion. That obviously reflects the continued buyback through the quarter, for the balance of this year. Obviously, with a reasonably large proportion of the buyback still to do in 2007, we expect that figure to be rising in 2007, just on the basis of the buyback we are conducting now.

     On the accesses, there were two things that impacted those during the third quarter. One was just the loss of Telerate accesses – we saw about 4,000 come out, from what we call the legacy area. We expect that to continue into the fourth quarter and probably at an accelerating rate – because we will be pushing quite hard, particularly in Asia and Europe – to finish and complete the migration by 31 December, if we can. We do not expect to complete it in the Americas by then – that will take a little longer – and some of our bigger accounts may also take longer. You will see quite a drop-off in accesses there: there will be some impact on revenue, but we have talked about the impact that will have on the fourth quarter anyway.

     The other point is something that we have flagged up in the past, which concerns a number of our very low-value wealth management accesses. We are now moving away from supplying desktops to supplying data through datafeeds and that takes the revenue away from access revenue and accesses and into our datafeeds, and therefore off this particular schedule. There were about 4,000 of those in the quarter – these are very, very low revenue accesses and the revenue consequences of this were absolutely zero for our bottom line. However, it demonstrates that the access number on its own is now not telling nearly as important a part of the story as it used to.

          Rogan Angelini-Hurll: Thanks, and just to confirm that: £500 million would be pre-the receipt of Factiva money?

          David Grigson: Yes, that would be pre-receipt, that is right.

          Chris Collett (Goldman Sachs): I just have two very quick questions. The first is just to clarify what you said on the outright revenues, which I think were up over 30% in the quarter. David, did I hear you correctly, when you said you expect that to turn negative in the fourth quarter?

          David Grigson: Yes.

          Chris Collett: Thank you. The second question was on recoveries. I know that you highlighted at the H1 stage the impact that it had, and you said that it boosted your revenue growth by half a percentage point in the quarter. I see that that growth rate has even accelerated in the third quarter. Do you expect that to continue on for the rest of the year? And also, we should be aware that that is profitless revenue growth – is that the case?

          David Grigson: Yes, to the last part of the question – it is profitless growth. We get a small margin on some of this stuff, but it is a reasonable assumption to assume that it is profitless growth. It did not accelerate in the third quarter, Chris – it was almost exactly the same in terms of contribution to our third quarter performance as it had been in the first half. There was no change there and therefore we are not anticipating any change in the fourth quarter. It is clearly hard to call what will happen in 2007, in part because we do not dictate pricing in this market for these sources of the data. That is one of the reasons why it was higher this year than we expected.

     This is a little difficult to call but, because it really does not have a profit consequence, this is something that we do not need to worry too much about.

     On the first of your questions, the answer is yes, we will expect it. We had a really strong fourth quarter last year, with some £41 million of revenue I think, and we are not expecting to see that amount this year. Therefore, that 36% growth that you have seen, year-to-date, will come down to a much lower figure. It is still growing, but it will come down to a much lower number as a consequence.

          Patrick Wellington (Morgan Stanley): Tom, you talked a good deal about Japan. Could you remind us how big the revenues are in Japan and what sort of growth rates you were seeing there? You might also want to touch on China and India, as there has been some debate about what is going on in China at the moment.

     To complete the geographical roundup, I think that on EMEA West, you entered the year with some negative backlog. That was supposed to have cleared itself out. How do you see those revenues going? Will the impact of the new Italian bank mergers keep that at a flat number, or will we see that lagging number now beginning to pick up?

          Tom Glocer: Let us start with Asia. Japan in total is about a third of our overall Asia revenues, which you can pick up from the release. As far as growth rate in Japan, I believe they did about a 5% underlying growth rate. Considering that macro economic growth in Japan is probably half that, if at all, that is pretty good. The yen has deteriorated a little so, if you look at actual rates, it is probably going negative. As far as India and China, we see continued good performance there in revenue terms. India was up 20%, China call it 15-18% -

          David Grigson: - 28%.

          Tom Glocer: Oh, sorry, 28% – I am corrected. I shall not make a whole song and dance out of the reports on our discussion with the Xinhua News Agency, which is both at some level a competitor and also a regulator. The best way to leave it for this call – and I was just in China last week – is that all of the regulators that have anything to do with the financial side of the business, in fact all of the players in the Chinese financial establishment, seem to be very pro-Reuters: from the PBOC, to the regulator that administers foreign exchange, to the CSRC, the securities regulator, I saw them all. We have good support, the business continues to build well, our risk management business is good there. We have just delivered the second phase of the so-called CFETS (China Foreign Exchange Trading System), and that part now enables the trading of renminbi as well. Therefore, on the financial side of the house, all the signals are very good and we have just opened a development centre there to tap the talent.

     On the Media side, which in China is an even smaller part of our business than it is worldwide, there is the natural tendency we have seen for other players there for the Chinese to want to control very strictly what comes out. Since it is very important for Reuters, for our principles and also our brand, we continue to have sensitive discussions with them about how to reconcile the two sides of Reuters. However, I believe we are making a reasonably good job of doing that, and we have quite a lot of international support from governments and others on that.

     Finally, in EMEA – David may be able to help me on actual numbers – we are seeing slower growth in EMEA West than we are in, let us say, the UK, which continues to grow well. Eastern Europe is up sharply. The Gulf is up another 15 points. Italy, Germany, Switzerland are slow growth on a macro level and, in many cases, have consolidation overhang, so I do not believe that that picture will change dramatically. However, we have worked through the negative backlog that we had entering the year, and that is positive. Certainly, third quarter sales were positive, which puts us in pretty good shape going into next year.

          Patrick Wellington: Just quickly, you have a good sales momentum at the moment. When you will be setting your revenue growth target for 2007?

          Tom Glocer: Internally or externally?

          Patrick Wellington: Whatever you want to tell me first.

          Tom Glocer: In February, we shall look to whatever guidance we can give you, conservative or not. All I would say at this point is that it is a very positive sign that net sales have continued to build through the year and bring with them a positive backlog as opposed to a negative one that has to unwind. David went through quite carefully what the fourth quarter looks like, and we shall update you in a couple of months.

          Simon Baker (Credit Suisse): Good morning. I have a couple of questions. First, on the £4-6 million billing adjustment to which David referred, does that have a bias to stronger capital markets, or is that a plus or minus £4-6 million in normal trading? Secondly, to try to get to the root of Telerate and like-for-like impact, you mentioned the 70 basis points impact which I think is the same as the net acquisition impact coming through in this quarter. If we were also to adjust for EcoWin and Application Networks coming through, which is probably £4 million or 50 basis points in itself, does that imply that the overall gross Telerate impact is closer to 1.2%? If so, is the like-for-like as simple as reducing the 5.3% by 1.2%?

          David Grigson: Let us deal with that first – there are a lot of numbers there. You are right that the 70 basis points is the total acquisition, and the Telerate position is a little higher than that. Application Network’s revenues are principally in the outright category, and they are biased towards the back end of the year, so Application Network’s contribution to the third quarter was not that great. We still have significant expectations and high hopes of this business, all of which we are very confident will be delivered but, as it happens, the third quarter was not impacted very much. EcoWin’s revenues certainly would have brought the Telerate number perhaps closer from 1% down to that 70 points. My point, in terms of the 70 basis points growing to some larger number in the fourth quarter, still holds, even with all of that taken into account. What was the first part of your question, Simon?

          Simon Baker: Potential bias to stronger capital markets.

          David Grigson: It is nothing really more than the fact that, if there are any issues or disputes around our bills, do not forget that we bill in advance, we bill on the expectation of customers using our products over the quarter, and there are usually some catch-ups associated with getting everything tied up. In the past, that has been a slight negative adjustment from time to time. It is more usually a slightly positive one, or more usually comes through as a slightly positive one if only because internally we only want to count revenues that we are confident of getting. The expectation always is that the impact is a little more positive than negative, but it can vary plus or minus £5 million around the norm. Therefore, we just need to remain reasonably cautious about factoring in a big positive number into our guidance, which we just avoid doing. It is nothing more than that and it is across the board, though it mainly relates to our bigger customers.

          Mark Braley (Deutsche Bank): I have two questions. The first is a 2007 question: in terms of the recurring year-to-date, you have done 4%, which would include some benefit, I guess, from people migrating from Telerate. But other than that not repeating next year, with positive net sales, with a similar or perhaps even slightly more aggressive price increase next year, am I missing something here in terms of how we should think about the recurring growth next year? Is there anything else that would hold that back from ticking gently higher?

     Secondly, on interest, David has already helped us out a little on the net debt total number. Looking forward from here, can you give us an idea of what your average cost of debt is now?

          David Grigson: To correct one point, Mark, as best as we can – it is not always easy – we factor in both the revenue loss into the acquisitions line and the revenue gain through migration, so that is a net number.

          Mark Brady: So the recurring is clean?

          David Grigson: The recurring does not include, for example, people migrating from Telerate at least to a Reuters product; it does include the net effect of any other migration within the Reuters suite. As far as the flow-through to next year, the sales numbers say it all in the sense that that is what is driving our slight improvement, if you want to call it that, I guess our narrowing of guidance to the top end of the 5-6% range. If we continue to see good sales performance into the fourth quarter, that will obviously start to flow through into next year.

     One slight word of caution – and it is always I who deliver the words of caution – is that Telerate itself will be a drag in 2007 versus 2006, because it is through 2006 that we have seen the revenues come down to the level that we expected, that 100 million mark that we expected to retain. However, overall in 2006 our revenues have been higher than that. So Telerate will continue to be a small drag and we shall not break it out in the way we have done now, because it will be in our underlying and it will be too difficult to keep track of who was a Telerate customer and who is now a Reuters customer and so forth. The best estimate at this point is of about 0.5% drag next year, so we need to factor that into account as well.

     As far as interest, 6% is a good number to use for any interest rate calculations you are doing. The other thing to point out is that the increase in our debt, or our cash flow does not run smoothly through the year. We have dividends front-end loaded this year, particularly the pension contributions are front-end loaded, and there will be further pension contributions next year amounting to around £40 million, which is money we held back partly because we wanted to use it as a means to encourage members of the pension scheme to come out of the pension scheme and to take their money into whatever existing pension schemes they are in now to reduce the longer term liabilities within the schemes. One way or another, we shall have to pay that £40 million either to the individual members who are coming out, or into the funds to fund their part of the deficit, and that will be a slight hit to the first half as well. Therefore, those kind of factors must also be taken into account.

          Mark Brady: As far as that 6%, perhaps I have missed this, have you turned over your debt portfolio materially in the last year or so? I know there has been a bit of issuance.

          David Grigson: Turned it over? Not really, because we went into the year with £250 million in cash, but the net debt position was converted from a cash position of £250 million to a net debt position of £500 million. In there we have had a €500 million bond dating back to 2003, that has stayed kind of constant. I am trying to think of things to say to make it any more useful or interesting than that, but I do not think there are.

          Jonathan Helliwell (Cazenove): My main question has been answered concerning the interest charge. It sounds like you are saying that, before we factor in the Factiva sale, you start at £500 million debt for next year, it goes up because of the buyback, you apply a 6% interest rate to that so we are getting towards a £40 million-ish net interest charge for Factiva – have I missed anything there?

          David Grigson: That is about right. If you just simply take the rules of thumb around this, beginning to end, just bring a little of the increases in net debt to the front end, balance it a little more that way, my calculation, applying a kind of rule of thumb of that would arrive at roughly the same number.

          Jonathan Helliwell: OK, lovely. The only other question I had was just going back to the outlook for pricing of your products in 2007. Given that Bloomberg prices in dollars and you price in local currencies, do the movements that we have seen in the dollar, in particular, not influence what you might be able to achieve in net pricing terms next year?

          Tom Glocer: We certainly look at it, and we look at it both large customer by large customer, and on a geographic basis. Much of our billing and pricing is in dollars, which is why you are seeing the currency effect going against us on the revenue line that David talked about earlier. It is a double-edged sword: a weakening dollar makes the price increase more affordable for clients billed and priced in dollars, but conversely it gives us a little more room. All in all, we expect to do at least what we did this year in net achieved price increase.

          Miriam McKay: With that, there are no more calls to take and so thank you very much everybody, and goodbye.

- End of Conference Call -